

September 26, 2014

<u>Via E-mail</u>
Richard D. Kinder
Chief Executive Officer
Kinder Morgan, Inc.
1001 Louisiana Street
Suite 1000
Houston, Texas 77002

   Re: Kinder Morgan, Inc.
     Registration Statement on Form S-4
     Filed August 27, 2014
     File No. 333-198411
     Kinder Morgan Energy Partners, L.P.
     Schedule 13E-3
     Filed August 27, 2014
     File No. 005-47969
     El Paso Pipeline Partners, L.P.
     Schedule 13E-3
     Filed August 27, 2014
     File No. 005-83402

Dear Mr. Kinder:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In an appropriate part of the prospectus/proxy statements, provide the ratio of earnings to fixed charges data required by Item 1010(a) of Regulation M-A.

2. We note that Richard D. Kinder is a filing person on the Schedule 13E-3 filed by KMP and other related parties. Revise the prospectus to more specifically describe his role in the transaction and the specific affiliation and conflicts that led to his status as a filing person versus other insiders of the parties who are not filers. Your revised disclosure should separately address Mr. Kinder's relationship to the parties both before and after the proposed Transactions and discuss the potential conflicts presented.

3. For each relevant vote required to complete the Transactions, state the vote that is assured by virtue of the shares held by affiliates.

Proxy Statement/Prospectus for Kinder Morgan Energy Partners, L.P.

Questions and Answers about the KMP Special Meeting and the Proposals

How and when do I make my cash, stock or mixed election?, page 23

4. Disclose how you will notify KMP unitholders of the anticipated election deadline.

Background to the Transactions, page 28

5. The August 8, 2014 Jefferies materials included as exhibit 99(c)(4) to the Schedule 13E-3 filed by KMP and other parties includes a helpful summary of the history of the parties' negotiations and the resulting changes in the structure of the deal. Revise to include a similar summary of the specific changes to the deal as they evolved, including who requested them.

6. We note your disclosure on page 28 that "[b]y mid-March 2014, KMI senior management had determined that none of the potential alternatives reviewed were superior to continuing to operate under the existing structure." Please elaborate upon the various considerations and conclusions that were made by the board at the April 16, 2014 meeting, where it appears that the existing structures and the various alternatives were considered and dismissed. Your revised disclosure should explain why these Transactions were favored over the various strategic alternatives considered. This comment is also applicable to similar disclosure included in the proxy statements/prospectuses for KMI, KMR and EPB. Refer to Item 1013(b) of Regulation M-A.

7. Clarify your disclosure to explain whether strategic alternatives were considered by KMP, KMR or EPB.

8. We note your disclosure in the second paragraph on page 30 that "KMI was interested in exploring an acquisition of KMP and KMR for a 10% premium to the July 16, 2014 closing price." Please clarify why management believed that a 10% premium was an appropriate offer amount. Please also clarify how the increases in merger consideration made on July 30, 2014 and July 31, 2014 were determined. This comment is also applicable to similar disclosure included in the proxy statements/prospectuses for KMI, KMR and EPB.

9. Please clarify how the final offer by KMI resulted in the stock election, cash election and mixed election options for KMP. This comment is also applicable to the proxy statement/prospectus for EPB.

10. Elaborate upon the "issues presented by Messrs. Gardner, Hultquist and Waughtal serving on each of the KMP conflicts committee and the KMR special committee" on page 36, with a view to addressing whether this structure raised any procedural concerns with the fairness of the Transactions. As a related matter, please clarify the role of the KMP conflicts committee, as contrasted with the KMPG conflicts committee, considering this is your first reference to this committee.

11. In an appropriate place in your prospectus/proxy statement, please explain why KMI was not willing to proceed with a transaction that included a "majority of the minority of votes cast" threshold, with a view to understanding how KMI could conclude that the Transactions are procedurally fair without this procedural protection. Refer to Item 1014(c) of Regulation M-A.

12. We note your disclosure on page 43 that Jefferies provided a presentation discussing "potential alternative transactions" on August 7, 2014. Please elaborate upon why those alternatives were not pursued. This comment is also applicable to similar disclosure included in the proxy statements/prospectuses for KMI, KMR and EPB.

Position of the KMI Parties, KMP, KMGP and KMR as to the Fairness of the Merger, page 58

13. In an appropriate place in your prospectus/proxy statement, please provide additional disclosure regarding the derivative claims that you discuss on page 55. Specifically, discuss in additional detail the allegations made, the relief sought and the stage of the lawsuit.

Projected Financial Information, page 59

14. Considering you indicate elsewhere in your proxy statement/prospectus, such as on page 37, that the assumptions underlying these projections were important to the considerations of the various committees and board members, please revise to briefly discuss the material assumptions that underlie these projections. In addition, describe any material limiting factors on the projected information.

Opinion of Barclays Capital Inc., page 71

15. We note that the description on page 78 regarding the material relationships in the past two years between Barclays Capital and KMI, KMP, KMR and EPB does not provide a quantitative description of the fees paid to Barclays Capital, Inc. and its affiliates. Please revise the registration statement to provide such disclosures. This comment also applies to the disclosure on page 94 with regards to Citigroup Global Markets, Inc. Please see Item 1015(b) (4) of Regulation M-A. This comment is also applicable to similar disclosure included in the proxy statements/prospectuses for KMI, KMR and EPB.

No Appraisal Rights, page 99

16. We note KMP unitholders will not have appraisal rights in connection with the KMP merger. Discuss whether this was a factor in setting the structure of this going private transaction. That is, disclose whether dissenter' rights would have been available if you had chosen a different means of going private. This comment is also applicable to similar disclosure included in the EPB proxy statement/prospectus.

Proposal 1: The Merger Agreement, page 122

17. Please delete the phrase "or relied upon as characterizations of the actual state of facts or conditions of KMI, KMP, KMGP, KMR or any of their respective subsidiaries or affiliates," as this phrase inappropriately implies that readers should not rely on this representations, warranties and covenants described in this section and in the merger agreement. Please make similar revisions to the fourth bullet point in the Representations and Warranties section on page 140 as well as the sentence immediately following this bullet point. This comment is also applicable to similar disclosure included in the proxy statements/prospectuses for KMI, KMR and EPB.

Where You Can Find More Information, page 184

18. Please also incorporate by reference the Form 8-K filed on August 29, 2014. This comment is also applicable to similar disclosure included in the other proxy statements/prospectuses in your registration statement.

Proxy Statement/Prospectus for Kinder Morgan Management, LLC

Recommendation of the KMR Special Committee, page 48

19. We note your indication that the KMR special committee and board approved the Transaction "taking into account the totality of the relationships between the parties involved, including other transactions." Please revise to clarify the purpose for this qualifier and to more specifically describe the "other transactions" considered.

Proxy Statement/Prospectus for Kinder Morgan, Inc.

Summary, page 1

Risks Relating to the Transactions, page 12

20. Please revise this section to include the risks related to substantial debt you will incur as a result of this transaction. In this regard, we note your disclosure on page 90 that "[i]n connection with the Transactions, [you] expect to incur approximately $4.2 billion of indebtedness either under the bridge facility or in capital markets transactions."

Proxy Statement/Prospectus for El Paso Pipeline Partners, LP

Opinion of Tudor, Pickering, Holt & Co. Securities, Inc. 55

21. Please disclose the method of selection of Tudor, Pickering, Holt & Co. Securities, Inc. In other words, disclose the process by which this advisor was retained. See Item 1015(b)(3) of Regulation M-A.

22. We note that the description on page 68 regarding the material relationships in the past two years between EPB and Tudor, Pickering, Holt & Co. Securities, Inc. does not provide a quantitative description of the fees paid to Tudor, Pickering, Holt & Co. Securities, Inc. and its affiliates. Please revise the registration statement to provide such disclosures. Please see Item 1015(b)(3) and (4) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Christina Chalk, Senior Special Counsel, at (202) 551-3263, or me at (202) 551-3720, with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director